[as filed with the State of Wyoming on November 10, 2009]

ARTICLES OF CONTINUANCE

                                    OF

                                     UNILAVA CORPORATION

Unilava  Corporation, a corporation organized under the laws of the British Virgin Islands on February 22, 1993, registration number IBC 79323, and organized to have perpetual existence under the laws of the British Virgin Islands, hereby files these Articles of Continuance for the purpose of redomiciling as a corporation for profit under the Wyoming Business Corporation Act, and does hereby certify as follows:

FIRST:  The name of the corporation shall be Unilava Corporation.

SECOND:  Its registered agent is Wyoming Corporation Service, Inc., whose address is 1005 Country Club Avenue, Cheyenne, Wyoming 82001.

THIRD:

Its principal place of business is 353 Sacramento Street, Suite 1500, San Francisco, California 94111.

THIRD:  The purpose for which the corporation is formed is to engage in any lawful activity.

            FOURTH:   The names of the initial members of the Board of Directors are Baldwin Yung,          Dr. Dicken Yung, Ruth Brown, Rodger Spainhower, Michael Corrigan and Boaz Yung, all with a business address of 353 Sacramento Street, Suite 1500, San Francisco, California 94111. style="margin: 0pt; text-indent: 36pt; font-family: Times New Roman; font-size: 12pt;" align="justify">FIFTH:  The maximum number of shares of all classes which the corporation is authorized to have outstanding is unlimited, and shall be comprised of Common Stock and Preferred Stock.  The holders of Preferred Stock shall have such preferences, limitations and relative rights as may be determined, prior to the issuance of such shares, by the Board of Directors.  Except as may be limited by the preferences, limitations and relative rights of holders of Preferred Stock (to the extent such are permitted by law) the holders of Common Stock shall possess all voting rights and shall be entitled to all dividends and to distribution of the assets of the corporation upon dissolution.

SIXTH: The corporation shall have perpetual existence.

SEVENTH:  The corporation shall indemnify the officers and directors of the corporation to the fullest extent permitted by Sections 17-16-851 and 17-16-856 of the Wyoming Business Corporation Act (the "Act").  This Article SEVENTH is intended to obligate the corporation in advance to indemnify as provided in Section 17-16-858 of the Act, as such Section or other sections named herein are renumbered or codified from time to time

EIGHTH:  The corporation reserves the right to amend these articles of incorporation at any time.

NINTH:  Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting, and without prior notice, if consents in writing setting forth the action so taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.  The written consent shall bear the date of signature of the shareholder who signs the consent and be delivered to the corporation for inclusion in the minutes or filing with the corporate records.

Dated this 14th day of October, 2009.

/s/ Boaz Yung

Boaz Yung, Executive Vice President